Exhibit 99.2

CELGENE CORPORATION TO ACQUIRE JUNO THERAPEUTICS, INC., ADVANCING GLOBAL LEADERSHIP IN CELLULAR IMMUNOTHERAPY

- Acquisition Will Add Novel Scientific Platform and Manufacturing Expertise to Celgene’s Research and Operational Capabilities

- JCAR017 is Expected to be a Significant Growth Driver Beyond 2020 with Potential Global Peak Sales of Approximately $3B

- Reaffirming 2020 Financial Targets of $19B-$20B in Total Net Product Sales and Adjusted EPS Greater Than $12.50

SUMMIT, NJ and SEATTLE, WA – (January 22, 2018) – Celgene Corporation (NASDAQ: CELG) and Juno Therapeutics, Inc. (NASDAQ: JUNO) today announced the signing of a definitive merger agreement in which Celgene has agreed to acquire Juno. Under the terms of the merger agreement, Celgene will pay $87 per share in cash, or a total of approximately $9 billion, net of cash and marketable securities acquired and Juno shares already owned by Celgene (approximately 9.7% of outstanding shares). The transaction was approved by the boards of directors of both companies.

Juno is a pioneer in the development of CAR (chimeric antigen receptor) T and TCR (T cell receptor) therapeutics with a broad, novel portfolio evaluating multiple targets and cancer indications. Adding to Celgene’s lymphoma program, JCAR017 (lisocabtagene maraleucel; liso-cel) represents a potentially best-in-class CD19-directed CAR T currently in a pivotal program for relapsed and/or refractory diffuse large B-cell lymphoma (DLBCL). Regulatory approval for JCAR017 in the U.S. is expected in 2019 with potential global peak sales of approximately $3 billion.

“The acquisition of Juno builds on our shared vision to discover and develop transformative medicines for patients with incurable blood cancers,” said Mark J. Alles, Celgene’s Chief Executive Officer. “Juno’s advanced cellular immunotherapy portfolio and research capabilities strengthen Celgene’s global leadership in hematology and adds new drivers for growth beyond 2020.”

“The people at Juno channel their passion for science and patients towards a common goal of finding cures by creating cell therapies that help people live longer, better lives,” said Hans Bishop, Juno’s President and Chief Executive Officer. “Continuing this work will take scientific prowess, manufacturing excellence and global reach. This union will provide all three.”

The acquisition will also add a novel scientific platform and scalable manufacturing capabilities which will complement Celgene’s leadership in hematology and oncology. In collaboration with Juno’s team in Seattle, Celgene plans to expand its existing center of excellence for immuno-oncology translational medicine by leveraging Juno’s research and development facility in Seattle, WA as well as Juno’s manufacturing facility in Bothell, WA.

Strategic Rationale for Acquiring Juno

Upon completion of the acquisition of Juno, Celgene will be positioned to become a preeminent cellular immunotherapy company. The strategic advantages of this acquisition will include the opportunity to:

•	Leverage a novel scientific platform and scalable manufacturing capabilities to position Celgene at the forefront of future advances in the science of cellular immunotherapy

•	Accelerate Juno’s pipeline development to capture the full potential of cellular immunotherapy
-	JCAR017, a pivotal stage asset, with an emerging favorable profile in DLBCL, is expected to add approximately $3 billion in peak sales and significantly strengthen Celgene’s lymphoma portfolio
-	JCARH125 will enhance Celgene’s campaign against BCMA (B-cell maturation antigen), a key target in multiple myeloma
-	Additional cellular therapy assets in proof-of-concept trials for hematologic malignancies and solid tumors will add to Celgene’s existing pipeline

•	Accelerate revenue diversification with meaningful growth drivers beyond 2020

•	Capture 100% of the global economics on all Juno’s cellular immunotherapy assets

Terms of the Agreement

Celgene will acquire all the outstanding shares of common stock of Juno through a tender offer for $87 per share in cash, or an aggregate of approximately $9 billion, net of cash and marketable securities acquired and Juno shares already owned by Celgene. The transaction has been approved by the boards of directors of both companies and is subject to customary closing conditions, including the tender of a number of shares of Juno common stock, that when taken together with the shares of Juno common stock already directly and indirectly owned by Celgene, represent at least a majority of outstanding shares of Juno common stock, and expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is anticipated to close in Q1:18.

Celgene expects to fund the transaction through a combination of existing cash and new debt. The resulting capital structure will be consistent with Celgene’s historical financial strategy and strong investment grade profile providing the financial flexibility to pursue Celgene’s strategic priorities and take actions to drive post 2020 growth.

The acquisition is expected to be dilutive to adjusted EPS (earnings per share) in 2018 by approximately $0.50 and is expected to be incrementally additive to net product sales in 2020. There is no change to the previously disclosed 2020 financial targets of total net product sales of $19 billion to $20 billion and adjusted EPS greater than $12.50.

J.P. Morgan Securities LLC is acting as financial advisor to Celgene on the transaction. Morgan Stanley & Co. LLC is acting as financial advisor to Juno. Legal counsel for Celgene is Proskauer Rose LLP and Hogan Lovells, and Juno’s legal counsel is Skadden, Arps, Slate, Meagher and Flom, LLP.

About Celgene

Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through next-generation solutions in protein homeostasis, immuno-oncology, epigenetics, immunology and neuro-inflammation. For more information, please visit www.celgene.com. Follow Celgene on Social Media: @Celgene, Pinterest, LinkedIn, Facebook and YouTube.

About Juno

Juno Therapeutics, Inc. is an integrated biopharmaceutical company focused on developing innovative cellular immunotherapies for the treatment of cancer. Founded on the vision that the use of human cells as therapeutic entities will drive one of the next important phases in medicine, Juno has developed cell-based cancer immunotherapies based on chimeric antigen receptor and high-affinity T cell receptor technologies to genetically engineer T cells to recognize and kill cancer. Several product candidates have shown compelling clinical responses in clinical trials in refractory leukemia and lymphoma conducted to date.

About the Juno-Celgene Collaboration

Celgene and Juno entered into a strategic collaboration in June 2015 under which the two companies would leverage T cell therapeutic strategies to develop treatments for patients with cancer and autoimmune diseases with an initial focus on CAR T and TCR technologies. In April 2016, Celgene exercised its option to develop and commercialize the Juno CD19 program outside North America and China.

Conference Call and Webcast Information

Celgene will host a conference call today, January 22, to discuss the strategic acquisition of Juno Therapeutics at 8 a.m. ET. The conference call will be available by webcast on the Investor Relations page of Celgene’s website, www.celgene.com. An audio replay of the call will be available from midnight January 22, 2018 until midnight January 29, 2018. To access the replay in the U.S., dial (855) 859-2056; outside the U.S. dial (404) 537-3406. The participant passcode is 5849728, Pin 2553.

Additional Information about the Transaction and Where to Find It

The tender offer described herein has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Juno. At the time the tender offer is commenced, Celgene and its wholly owned subsidiary, Blue Magpie Corporation, intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Juno intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Celgene, Blue Magpie Corporation and Juno intend to mail these documents to the stockholders of Juno.

THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND JUNO STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE.

STOCKHOLDERS OF JUNO WILL BE ABLE TO OBTAIN A FREE COPY OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) AND OTHER DOCUMENTS FILED BY JUNO, CELGENE OR BLUE MAGPIE CORPORATION WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, STOCKHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FROM THE INFORMATION AGENT NAMED IN THE OFFER TO PURCHASE OR FROM CELGENE.

Forward-Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans," "will," “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, and speak only as of the date they are made. Each of Celgene and Juno undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Juno into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in each company’s Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission.

Hyperlinks are provided as a convenience and for informational purposes only. Neither Celgene nor Juno bear responsibility for the security or content of external websites.

For Celgene:

Investors:

908-673-9628

investors@celgene.com

Media:

908-673-2275

media@celgene.com

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